United States securities and exchange commission logo





                              November 21, 2023

       Nataliia Petranetska
       Chief Executive Officer
       Sky Century Investment, Inc.
       220 Emerald Vista Way #233
       Las Vegas, NV 89144

                                                        Re: Sky Century
Investment, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed October 26,
2023
                                                            File No. 000-56603

       Dear Nataliia Petranetska:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Registration Statement on Form 10-12G

       Item 1. Description of Business, page 1

   1. Please revise this section to more thoroughly describe the status of your current and proposed business
operations. For example, please clearly indicate which products and services, including
those discussed on page 2 (e.g., the Cannabis News Application, RSS feed sales, web design
services, and IT services), you currently provide, as well as the percentage of revenues
generated by each. To the extent that you discuss products and services that you do
not currently provide but anticipate providing in the future, please disclose that you do
not currently provide them, the status of development and anticipated timeframe and expenses
for these projects, and the person(s) who will develop such
                                                        projects, as well as
your basis for such statements.
   2. Please supplement this section with a discussion of the effect on your business of existing or probable
governmental regulations, including those applicable to your role within the cannabis industry and
your business activities involving use of data. Refer to Item
 Nataliia Petranetska
FirstName  LastNameNataliia
Sky Century   Investment, Inc. Petranetska
Comapany 21,
November    NameSky
                2023 Century Investment, Inc.
November
Page 2     21, 2023 Page 2
FirstName LastName
         101(h)(4)(ix) of Regulation S-K. Please also add appropriate risk factor disclosure on this topic.
General Background of the Company, page 1

3.       We note your statement that you acquired the    complete
proprietorship    of Cannabis
         News LLC in 2020. Please provide additional detail regarding the nature and material terms of this acquisition, and describe your current organizational structure. You also state here that Cannabis News LLC "possesses ownership of" the Cannabis News Application, while page F-9 indicates that the application was transferred to Sky Century Investment,
         Inc. pursuant to an Intellectual Property Assignment Agreement; please revise for accuracy and consistency.
4.       Please clarify Khamijon Alimzhanov   s role in relation to the
company. For example, you
         state on page 3 that Nataliia Petranetska is your sole employee, but page F-12 references
            salary debt    owed to Mr. Alimzhanov. Further, provide detail
regarding the amount,
         nature and timing of Mr. Alimzhanov   s    personal funding    of
certain software
         development expenses and, if such funding constitutes a related party transaction within the meaning of Item 404 of Regulation S-K, please provide the disclosure required by
         Item 404(a) under    Item 7. Certain Relationships and Related
Transactions and Director
         Independence.
Item 1A. Risk Factors, page 3

5. Please add, at the beginning of this section, a risk factor regarding the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern, and the risks related to the same. Acknowledge your losses to date and working capital deficit. Please also add or supplement a risk factor to discuss your
auditor   s inability to
         obtain comfort over the accuracy of revenues from sales recognized in the years ended
         May 31, 2022 and May 31, 2023.
6. In your risk factors related to employees and workforce talent on pages 4 and 5, you use
         terms such as    our executive officers    and    other key personnel,
   which is inconsistent
         with your statement on page 3 that you have a single employee. Please revise your risk factor disclosure to clarify the current state of your workforce and discuss any risks associated with having a single employee. We also note that this employee seems to serve as your sole director. Please add a risk factor acknowledging, if true, that you have a single, non-independent director and discussing risks related to the lack of a majority independent board of directors and board committees.
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 8

7. Please expand your discussion to provide a quantified analysis of the significant drivers behind material changes in your results of operations and liquidity and capital resources
 Nataliia Petranetska
FirstName  LastNameNataliia
Sky Century   Investment, Inc. Petranetska
Comapany 21,
November    NameSky
                2023 Century Investment, Inc.
November
Page 3     21, 2023 Page 3
FirstName LastName

         from period to period. When a change is attributable to more than one factor, please quantify each material component. Please refer to the guidance in Item 303 of Regulation
         S-K.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 9

8. Please update the information in this section to be as of the most recent practicable date. Include a footnote explaining Cede & Co.'s inclusion in the table.
Item 6. Executive Compensation, page 11

9. Please revise to provide executive compensation information for the fiscal year ended
         May 31, 2023 and a narrative description of the material terms of the Employment
         Agreement and Compensation Agreement with Ms. Petranetska. Refer to
Item 402(m)   (r)
         of Regulation S-K.
Item 7. Certain Relationships and Related Transactions and Director Independence, page 11

10.      Please revise to provide the information regarding the
interest-free demand loan    from
         Ms. Petranetska called for by Item 404(a)(5) of Regulation S-K. Additionally, you state on page F-12 that $75,619 was due to a related party as of May 31, 2023, but here you indicate that the amount of your related party loan was $100,000 as of May 31, 2023;
         please revise for consistency.
11. Please confirm that you have provided all information required by Item 404 of Regulation
         S-K for the appropriate time period, or revise. Refer to Item 404(d) and Instruction 1 to
         Item 404. For example, we note potentially disclosable activity in 2020 related to the Loan
         Assignment Agreement discussed on page F-13.
Item 10. Recent Sales of Unregistered Securities, page 11

12. On page F-12, you discuss various issuances of convertible debt and the conversion of debt into shares of common stock. Please provide the disclosure contemplated by Item
         701 of Regulation S-K with respect to such issuances and conversions that occurred within the past three years or explain why you are not required to do so.
Item 11. Description of Company's Securities To Be Registered, page 11

13. In this section and under "Possible Issuance of Additional Securities" on page 6, you characterize your common stock as having no par value. Please reconcile these statements with the indication on the cover page of the registration statement that your common stock has a $0.001 par value.
 Nataliia Petranetska
FirstName  LastNameNataliia
Sky Century   Investment, Inc. Petranetska
Comapany 21,
November    NameSky
                2023 Century Investment, Inc.
November
Page 4     21, 2023 Page 4
FirstName LastName
Item 13. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page F-1

14. We note that your auditors have issued a qualified audit opinion. Please obtain and file a new audit report that is unqualified and complies with the requirements in PCAOB
         Auditing Standards 2415 and 3101. Please refer to the guidance in SAB Topic 1.E.2.
Item 15. Financial Statements and Exhibits, page 13

15. Please file as an exhibit a complete copy of your amended Articles of Incorporation as currently in effect. In this regard, we note that the Articles of Incorporation as filed contemplate that the name of the company is Band Rep Management, Inc. and that there are 75,000,000 authorized shares of capital stock, which is inconsistent with the statement on page 12 that there are 500,000,000 shares of common stock authorized.
16. Please file as exhibits all material contracts and plans of acquisition or disposition discussed in the registration statement, including the Asset Purchase Agreement and
         Promissory Note with Cannabis News LLC, the Data Purchase Agreement and
         Promissory Note with ITEQ Logic Ltd., the Agreement and Promissory Note with
         Marketbiz Limited, and the Employment Agreement and Compensation Agreement with
         Ms. Petranetska. Refer to Items 601(b)(2) and 601(b)(10) of Regulation S-K.
General

17. Please update your filing with interim financial statements in accordance with Rule 8-08 of Regulation S-X.
18. We note that the business description in your OTC Pink company profile characterizes you as "selling the highest quality CBD products using only pharmaceutical grade ingredients." Please clarify whether your current business activities include the sale of
         CBD products and, if so, add appropriate disclosure under "Item 1. Description of
         Business," "Item 1A. Risk Factors," and throughout the registration statement to reflect this fact.
19. Please note that your registration statement becomes effective automatically 60 days after its initial filing pursuant to Section 12(g)(1) of the Exchange Act. You will then be subject to the reporting obligations of the Exchange Act, including the requirement to file Forms
         10-K, 10-Q, and 8-K, even if comments remain open on this registration statement. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing this registration statement before it becomes effective automatically.
 Nataliia Petranetska
Sky Century Investment, Inc.
November 21, 2023
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                          Sincerely,
FirstName LastNameNataliia Petranetska
                                                          Division of
Corporation Finance
Comapany NameSky Century Investment, Inc.
                                                          Office of Trade &
Services
November 21, 2023 Page 5
cc:       Marc Applbaum
FirstName LastName